

New York Stock Exchange
11 Wall Street
New York, NY 10005

February 13, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 3.410% Guaranteed Notes due 2026 of BP Capital Markets America Inc. guaranteed by BP p.l.c. under the Exchange Act of 1934.

Sincerely,